Shareholder Rebuttal to
Kinder Morgan, Inc.’s

Opposition Statement to Shareholder Proposal No. 4

Regarding Methane Emissions and Pipeline Maintenance

Name of Registrant:  Miller/Howard Investments, Inc.

Name of Person Relying on Exemption:  Miller/Howard Investments, Inc.

Address of Person Relying on Exemption:  324 Upper Byrdcliffe Road, Woodstock, NY 12498

Stockholder Proposal No. 4 on Methane Emissions and Pipeline Maintenance

This proposal has been filed by Helen Hamada, acting through Miller/Howard Investments, Inc. ("Miller/Howard").  It raises concerns about Kinder Morgan, Inc.’s policies regarding methane emissions from Kinder Morgan’s oil/gas production as well as its large gas distribution operations, including pipeline maintenance.  Miller/Howard is asking the company to review its policies, actions, and plans to measure, disclose, mitigate, and set reduction targets for methane emissions.  The resolution further asks for policies on pipeline maintenance and construction, including integrity and leak testing, spill prevention, reporting and control of incidents, and emergency response plans.

Methane Emissions
Natural gas produces about half the greenhouse gas (GHG) emissions of coal when fully combusted.1  Hence the discussion of natural gas as bridge fuel to a low carbon future.  However, the Environmental Defense Fund estimates that natural gas is no better than coal, on a life-cycle global warming potential (GWP) basis, if the methane leakage rate is above 3.2%.2

Methane emissions in this context include intentional and unintentional methane releases from oil and gas production and transportation.

Intentional methane emissions occur primarily from venting, whereby natural gas is released directly into the atmosphere. Because natural gas is primarily methane, which has a 20-year Global Warming Potential (GWP) 86 times that of carbon dioxide, venting is particularly detrimental to the climate and to air quality due to methane’s role as a smog precursor, as well as its other toxic emissions, including benzene and hydrogen sulfide.3

1 http://www.epa.gov/cleanenergy/energy-and-you/affect/natural-gas.html
2Using “well-to-city” estimates.  http://www.edf.org/methaneleakage
3 http://thinkprogress.org/climate/2013/10/02/2708911/fracking-ipcc-methane/

Unintentional/fugitive methane emission sources include emissions from newly producing well heads as well as leaks in pipes, valves, and fittings from both production equipment and transportation infrastructure. Methane may also be released intentionally by equipment design (for example, from pressure relief valves in pipeline systems).

Numerous studies have attempted to quantify the amount of methane released from the oil and gas industry.  However, due to the scale and complexities associated with tracing methane emission sources, the studies have not been able to estimate a broadly applicable leakage rate for the industry.  Identifying individual sources of methane emissions is challenging because it is released from many natural processes; measurement systems must be able to differentiate between methane emitted from natural and fossil fuel sources.  In addition, satellite monitoring/measurement of methane are not possible.

Pipeline Maintenance
Kinder Morgan is the largest natural gas pipeline and storage operator in the United States.  The firm’s core business is moving fossil fuels such as coal, oil, and natural gas from mines and wellheads to utilities, refineries, and manufacturers. As a result, pipeline spills and leaks are a concern for investors.  Through partnerships and acquisitions, Kinder Morgan has grown into one of the largest pipeline and bulk port operators in the country. It consists of three major arms: Kinder Morgan, Inc., the parent company; Kinder Morgan Energy Partners, L.P., the owner and operator of almost all the assets; and Kinder Morgan Management.

Kinder Morgan operates the Trans Mountain pipeline, the only oil sands pipeline serving the West Coast of Canada.  Kinder Morgan is planning to expand the capacity of its Trans Mountain pipeline that connects Alberta oil sands to Vancouver, British Columbia.  In addition to the Trans Mountain Pipeline, Kinder Morgan Canada operates pipeline systems and terminal facilities that include the Cochin pipeline, the Puget Sound and the Trans Mountain jet fuel pipelines, the Westridge Marine terminal, the Vancouver Wharves terminal in British Columbia and the North Forty terminal in Edmonton.

Kinder Morgan has been involved in several oil spills in Canada and the United States.  The most recent include two oil spills on the Trans Mountain pipeline which were reported in June of 2013.  In November 2011, Kinder Morgan was fined, along with two other companies, for a July 2007 oil spill in Burnaby, British Columbia when 250,000 litres of oil from the Trans Mountain pipeline spilled in the Burnaby neighborhood.  This 2007 spill devastated the Burnaby neighborhood and damaged the Burrard Inlet habitat. About 70,000 litres — 450 barrels — spilled into Burrard Inlet, and the cleanup costs reached $15 million.4

4 http://www.canadianbusiness.com/business-news/kinder-morgan-takes-next-step-in-its-trans-mountain-oil-pipeline-expansion-plan/

Spills and leaks can damage the Company’s reputation and make it more challenging to secure support from communities and regulators for new projects and expansion plans.  In fact, as recently as March 18, 2014, the City of Burnaby in British Columbia formally requested the National Energy Board reject the proposed expansion of the Kinder Morgan pipeline due to prior spills in the area and lack of sufficient information, including plans to address “accidents and malfunctions during operations,” which the Company has not addressed.5

Kinder Morgan, Inc.’s opposition statement argues the following:

Kinder Morgan argues that its methane emissions are disclosed via existing regulatory programs.  The Company states that a report of the type requested in the proposal would provide stockholders with little useful information beyond that already provided through its website and that preparation of such a duplicative report would greatly outweigh any potential benefits.

Additionally, Kinder Morgan states that the mention that the Company has “recently suffered several high profile pipeline spills and leaks” is false and misleading.  The Company believes that the report advocated by this proposal would not cause it to modify its operational approach to maintaining and safely operating its assets and would provide stockholders with little useful information beyond that already provided through its website.

Our Rebuttal and Rationale for a YES vote follows:

Methane Emissions
Implementing the Proposal would allow investors to better assess the Company’s exposure to unnecessary economic loss from leaking gas; regulatory risk (i.e. the Company’s ability to respond quickly and economically to a change in policy), and potential environmental liabilities.  Absent increased disclosure, shareholders are unable to effectively assess fugitive methane risk.  A strong program of measurement, mitigation, and disclosure would indicate a reduction in regulatory and legal risk, as well as efficient operations maximizing gas for sale and shareholder value.

Additionally, providing more comprehensive disclosure is in the interest of the Company, as it provides management the opportunity to explain what their various efforts to address methane emissions accomplish overall – anecdotes and qualitative mentions of participation in voluntary government programs are insufficient.

5http://www.theprovince.com/news/Burnaby+urges+National+Energy+Board+reject+Kinder+Morgan/9631500/story.html

Currently, there is no disclosure of the methodology for how Kinder Morgan is measuring methane emissions, which can vary tremendously from simple throughput estimates to deploying measurement technologies. It is impossible to determine if current methodologies fall short given the lack of disclosure of how the Company is currently measuring methane emissions.

The Company does not offer quantitative information on its website regarding methane emissions.  On the Corporate Social Responsibility section of its website, Kinder Morgan provides no detail as to how the company is measuring and mitigating its methane reduction efforts, apart from the referenced participation in the EPA’s Natural Gas STAR program.  It is critical to note that the Natural Gas STAR reports are not publically available.

The Company states that this information would be of limited usefulness to shareholders.  We disagree.  In 2013 nearly 200 institutional investors managing $20 trillion issued a statement calling for better management and disclosure of methane-related risks from oil and gas companies.  Investors managing more than $87 trillion support the CDP’s reporting framework, which solicits information specifically including methane emissions and reduction efforts.  Clearly, investors have an interest in what their companies are doing in this regard.  Last year, 122 companies in the energy sector responded to the CDP questionnaire. To date, Kinder Morgan has not submitted a response.

Pipeline Maintenance
Shortly after the filing of this resolution, Kinder Morgan updated its website to include some information on its pipelines.  We commend the Company for providing this information.  However, Kinder Morgan makes no mention of any spills, leaks or remediation for such spills or leaks in the update.  Further, the Company does not address how it plans to mitigate and address these risks going forward.  Providing more comprehensive disclosure is in the interest of the Company, as it provides management the opportunity to explain their various efforts to mitigate risks and response plans for any leaks or spills.

As stated above, spills and leaks can damage the Company’s reputation and make it more challenging to grow its operations, which is currently the case in the City of Burnaby, British Columbia.  Spills of this nature can also have negative impact to the Company’s stock price.  Investors need to know how the company plans to address these issues and the remedies the Company has made to clean up these spills.

We believe that Kinder Morgan has the responsibility to provide this information to its shareholders in a complete report using quantitative data, including what the Company is currently doing to capture its vented or leaking methane and emissions, reduction targets that the Company has going forward, and to provide information regarding how the Company plans to mitigate and address leaks and spills from its pipelines.

Conclusion:

Investors have no way to analyze and evaluate Kinder Morgan, Inc.’s efforts, without appropriate disclosure.  In order for shareholders to fully evaluate methane risk and pipeline maintenance, we strongly believe the Board of Directors needs to prepare a report to shareholders describing how the Company is managing and will manage methane leakage risk and how the Company plans to mitigate risk for any spills or leaks and remediation the Company has made for such spills and leaks.  In order to be useful, the report should include material quantitative metrics and a discussion of measurement methodology and management systems and policies, including reduction targets.

For all the reasons provided above, we strongly urge you to VOTE FOR PROPOSAL 4.